UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-19797

CUSIP NUMBER

966837106

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: January 16, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: Whole Foods Market, Inc.

Former Name if Applicable:

Address of principal executive office (Street and Number)

City, state and zip code:    550 Bowie St., Austin, Texas 78703

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended January 16, 2005 on a timely basis because, after consultation with its independent registered public accounting firm and its audit committee, the Company requires time to incorporate the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. The Quarterly Report on Form 10-Q, which was due to be filed with the SEC on February 25, 2005, will be filed by March 2, 2005.

The Company historically has recognized rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the commencement date of the lease which is typically the store opening date. The Company now has determined that the lease term should commence on the date the Company takes possession of the leased space for construction purposes, which is generally six months prior to a store’s opening date. Additionally, the Company now has determined that rent expense should be recorded on a straight-line basis over lease periods that are consistent with periods over which depreciation is recorded. Historically, the life used for rent expense purposes in some instances was shorter than the life used for depreciation purposes. Excluding tax impacts, the anticipated correction of this accounting would require the Company to record adjustments to “Other accrued expenses,” “Deferred rent liabilities,” “Property and equipment” and “Retained earnings” on the consolidated balance sheets as well as to “Direct store expenses” and “Cost of goods sold and occupancy costs” on the consolidated statements of operations.

The Company historically has accounted for tenant improvement allowances as reductions to the related leasehold improvement assets on the consolidated balance sheets and as capital expenditures in investing activities on the consolidated statements of cash flows. Management has now determined these allowances should be reclassified to deferred rent liabilities on the consolidated balance sheets and as a component of operating activities on the consolidated statements of cash flows. Additionally, this change will result in a reclassification of the deferred rent amortization from “Direct store expenses” to “Cost of goods sold and occupancy costs” on the consolidated statements of operations.

The Company, in consultation with its independent registered public accounting firm, has not yet reached a final decision as to whether these matters will require a restatement of prior period financial statements, but believes that a restatement is likely.

PART IV

OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

        Glenda Flanagan, Executive Vice President and Chief Financial Officer, (512) 477-4455

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WHOLE FOODS MARKET, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25, 2005	By:	/S/ GLENDA FLANAGAN
Glenda Flanagan
Executive Vice President and
Chief Financial Officer